

Mail Stop 3561   April 18, 2016

David T. Zhang, Esq.
Kirkland & Ellis
26th Floor, Gloucester Tower
The Landmark
15 Queen's Road, Central
Hong Kong

> **Re: eLong, Inc.**
> **Amendment No. 1 to**
> **Schedule 13E-3 filed by eLong, Inc., et al.**
> **Filed April 1, 2016**
> **File No. 005-80401**

Dear Mr. Zhang:

    We have reviewed the amended filing and have the following additional comments.

Schedule 13E-3

Exhibit (a) – (1)

Background to the Merger, page 28

1. We note your response to our prior comment 1 that the Board and senior management have considered other scenarios or strategic transactions. Please briefly disclose the types of transactions considered, even if they did not rise to the level of a formal proposal or specific transaction. Here, or later in the proxy statement, list the alternatives considered, and why they were rejected in favor of this going private transaction. See Item 1013(b) of Regulation M-A.

2. We note your added disclosure and response to our prior comment 4. Please also briefly disclose that the appointment of Mr. Zhao was related to the merger transaction so as to have another independent director and for forming the special committee, as you indicate in your response to us.

<u>Security Ownership of Certain Beneficial Owners, page 106</u>

3. We note your response to our prior comment 16 but are unable to locate some of the updated disclosure. Please provide the information required by Item 1008(a) of Regulation M-A for Tencent Asset Management Limited, Seagull Limited and Oasis Limited.

  Please contact Ada D. Sarmento at (202) 551-3798, Christina Chalk, Office of Mergers and Acquisitions, at (202) 551-3263, or me at (202) 551-3210 with any questions.

        Sincerely,

        /s/ Susan Block

        Susan Block
        Attorney-Advisor
        Office of Transportation and Leisure